One. Examination and approval , when appropriate, of the Annual Accounts (the Annual Report, Balance Sheet and Profit and Loss Account) and the Management Report of the Company and the Consolidated Group relating to the financial year closed on December 31, 2002, as well as the corporate management in such financial year.


"Approval of the Annual Accounts (the Annual Report, Balance Sheet and Profit and Loss Account) of the Company and the Consolidated Group related to the financial year closed on December 31, 2002, as well as the corporate management in such financial year."

Two. Allotment of the profits or losses from the financial year and distribution of dividends




"Approval of the allotment of the profits or losses from the financial year and distribution of the dividends proposed by the Board of Directors, in such a manner that the profits from the financial year, amounting to 362, 76,823.67 Euros, with the surplus from the last financial year 2001, amounting to 368,563,844.42 Euros, resulting in a total of 730,840,668.09 Euros, will be allotted as follows:

o    Dividend (the maximum amount for allotment is 0.6825 euros/share for all the 1,058,752.117 shares).
     ........................................................................             722,598,319.85 Euros

o        Surplus ............................................................               8,242,348.24 Euros
                                                                                            ------------

TOTAL .......................................................................             730,840,668.09 Euros
--------------------------------------------------------------------------------------------------------------



It is expressly agreed to pay the shares entitled to a dividend the gross amount of 0.6825 Euros per share. The dividend will be paid from July 1, 2003 to the banks and financial institutions to be stipulated, after deducting the gross amount of 0.264 Euros per share, which was paid as an interim dividend on January 2, 2003 by virtue of the resolution adopted by the Board of Directors on September 24, 2002."

Three.            Modification of Company By-laws



"I. - To modify the text of the following articles of the By-laws of Endesa,
S.A.: 17 (Statutory Bodies), 18 (Shareholders' Meeting), 22 (Notice of the Meeting), 27 (Right of attendance), 28 (Representation), 31 (Deliberation and adoptiion of acts), 33 (Right to Information), 34 (Minutes of the Shareholders' Meeting), 36 (The Board of Directors. General Functions), 40 (Remuneration), 41 (Responsibility), 42 (Incompatibilities), 43 (Notice and palce of meeting), 45 (Officers of the Board of Directors), 49 (Duties of the Board of Directors) and 55 (Appointment of Auditors), in the following terms:


Section 17. - Statutory bodies
The statutory bodies of the company are the Shareholders' Meeting, the Board of Directors and the Executive Commission. The Board of Directors will establish, in accordance with legal provisions and with its organizational power, the Audit and Compliance Committee, the Appointments and Compensation Committee and any other Committees or Commissions which are necessary or considered convenient for the best performance of its duties. The Board may also create Advisory Councils with the purpose of making itself more efficient in the performance of its duties The Regulation of the Board of Directors will establish, in conformity with legal and statutory provisions, the system that will govern the different Commissions or Committees and the Advisory Councils.

Section 18. Shareholders'Meeting.
All matters related to the competence of the Board of Directors shall be decided by majority vote of the shareholders that constitute the duly called Shareholders' Meeting. It will be called and it will proceed in conformity with legal and statutory provisions and with the Shareholders's Meeting Regulations proposed by the Board of Directors and approved by Shareholders' Meeting. All shareholders, including absent shareholders that have not participated in the meeting, will be subject to the acts of the Shareholders' Meeting

Section 22. Notice of the Meeting.
The Board of Directors must give notice of the Shareholders' Meeting by publication in the Official Gazette of the Mercantile Register and in one of the most widely read newspapers in the province, at least fifteen days prior to the date on which it is to be held, save in the cases of merger or split-up, in which case the notice must be given one month in advance.
The notice will state the date of the meeting at the first notice and all matters to be discussed. Likewise, the notice may state, if necessary, the date on which the meeting is called at second notice. The call notice of the Shareholders' Meeting and the documentation at the disposal of the Shareholders together with the notice, shall be made available, whenever it is possible, in the Company's website, with the only purpose and effect of improving their distribution to the shareholders and the market in general. There must be a difference of at least 24 hours between the first and the second meeting. In the event, due notice given, the Shareholders' Meeting is not held at first notice, nor is a second date foreseen in the notice, this second date must be announced with the same requirement of publication as with the first notice, within the 15 days following the date on which the Meeting was not held and 8 days prior to the date of the next meeting.

Section 27. Right of attendance.
Those shareholders that individually, or in groups with others, hold a minimum of 50 shares, may attend the Shareholders' Meeting, provided that the shares are registered in the relevant accounting record five days before the meeting is held and the shareholders obtain the relevant attendance cards. The company will issue the attendance cards bearing the shareholder's name either directly or through the entities that keep the accounting records. The shareholder may use the card as a power of representation for the relevant Shareholders' Meeting, without prejudice to the legitimation certificates issued in accordance with the accounting record entries issued by the responsible or associate entity.
Members of the Board of Directors must attend the Shareholders' Meetings.

The Chairman may authorize any person he deems appropriate to attend a meeting, although the Shareholders' Meeting has the power to revoke said authorization.
Section 28. Representation All shareholders with attendance rights may be represented at the Shareholders' Meeting by proxy. The proxy must be granted in writing and specifically for each Shareholders' Meeting, as well as comply with all other relevant legal provisions.
The power of representation by proxy shall be construed without prejudice to the provisions of the Law for cases related to representation by a family member and the granting of general powers. In any case, a shareholder may not have more than one representative at a Shareholders' Meeting, neither in the case of voluntary representation, nor in the case of legal representation

Section 31. Deliberation and adoption of acts.
Once the session has been opened, the Secretary will proceed to read the points on the agenda and to discuss them. The Chairman and persons he appoints to this end shall be the first to speak. Once they have spoken, the Chairman will call upon the shareholders who so request, to speak, while he directs and maintains the debate within the limit of the agenda, ending it when, in his opinion, the matter has been sufficiently debated.
Lastly, votes will be cast for the different agreement proposals.
Acts will be adopted with the favourable vote of the majority of the share capital with voting right that is present or represented at the Meeting, without prejudice to the reinforced constitution of and voting quorums established by Law and in these Articles of Association.
The system of determination of votes established the Regulation of the General Meeting shall be followed for the adoption of acts.

Section 33. Right to information.
In writing, prior to, or verbally, during the Shareholders' Meeting, shareholders may request reports or clarifications that they consider necessary, in relation to the matters dealt with in the agenda. The directors shall be obliged to provide said information, save when, in the Chairman's opinion, the publicity of the information requested may be detrimental to the interests of the company. This exception shall not be applicable when shareholders that represent at least a quarter of the share capital back the request Likewise, as from the notice of the Ordinary Shareholders' Meeting, any shareholder may obtain, in the terms and cases legally provided, the documents on the items included in the agenda of the General Meeting, without prejudice of the access thereto through in the Company's website in the terms set forth in the section 22 hereof.

Section 34. Minutes of the Shareholders' Meeting.
The Directors will require the presence of a Notary to draw up the Minutes of the Meeting, being considered the notary minutes as Minutes of the Meeting.

Section 36. Board of Directors. General Functions.

1 The Board of Directors is responsible for the government and management of the company. The Board of Directors has the following general functions:
(a)      To establish the corporate strategy and management guidelines.
(b) To supervise the action of the Top Management, demand explanations for their decisions and assess the performance of their managerial tasks.
(c) To guarantee the transparency of the company's relations with third parties.

These functions will be performed by the Board of Directors acting as a single body or through its Commissions and Committees.

2. In compliance with the provisions of section 2 of these Articles of Association, the Board of Directors will lay down the general strategy of the Group of Companies incorporated by means of shareholdings in other companies.

3. In compliance with section 141 of the Companies Act and with the legal and statutory provisions, the Board of Directors will regulate its own operation and that of its Committees and Commissions, laying down its Regulations, which will be binding for the members of said Board of Directors, acting as such or through or its Commissions and Committees.

Section 40. Remuneration.
The remuneration of the Directors will comprise the following items: fixed monthly salary and participation in profits. The overall annual salary of the entire Board and for the foregoing items will be one thousandth of the profits of the consolidated group, approved by the Shareholders' Meeting, notwithstanding the Board of Directors might reduce this percentage for the fiscal years that it considers fit. All without prejudice of what is set forth in the third paragraph of this section in relation to the expenses for attendance. It will be for the Board of Directors to set the distribution of the mentioned amount among the previous items and among the Directors when, as and how it freely determines.
The members of the Board of Directors will also receive expenses for attendance to each session of the organs of administration of the Company and their committees. The amount of these expenses will be, as a maximum, the amount that, in conformity with the previous paragraphs, be determined as fixed monthly salary. The Board of Directors may establish, within this limit, the amount of the expenses for attendance. The remuneration laid down in the preceding paragraphs, stemming from the membership to the Board of Directors, will be compatible with the other professional or employment compensations to which the Directors might be entitled for any other executive or advisory functions that may perform for the Company different from those of supervision and collegiate decision characteristic of their condition of Directors, which will be subject to the legal applicable requirements.
In compliance with the provisions of section 130 of the Spanish Companies Act, the Directors may only receive remuneration as participation in profits after the requirements of the legal and statutory reserve have been met and after the shareholders have been given a minimum dividend of 4%.

Section 41. Responsibility.
The members of the Board of Directors will perform their duties with the diligence of an organized businessperson and loyal representative, and in compliance with the duties legally vested in them, they must contribute to the function of fostering and supervising the management of the company and their actions will be guided by corporate interest.
The Directors, by virtue of their appointment, are obliged, in particular, to: ss. Obtain the necessary information and prepare adequately the meetings of the Board of Directors and the statutory corporate bodies to which they belong to. ss. Attend meetings of the corporate bodies and their Commissions or Committees to which they belong and become actively involved in their discussions in order to contribute in an active manner to the decision-making process. Notwithstanding the legal provisions on the matter, the Regulations of the Board of Directors will set out the duties of diligence, fidelity, loyalty and secrecy of the Directors, and in particular, their obligation of non-competition, the use of non-public information and on corporate assets, benefiting of business opportunities, conflicts of interest and related parties' transactions.

Section 42. Incompatibilities.

The Board Regulations will establish a system of limits and incompatibilities for the Board Members, of which the following will be applicable in any case:

a) No person may be appointed as Board Member if is aged over 70 years. A Managing Director may not be aged over 65 years, although he may continue to hold the post of Board Member subsequently.

b) The performance of the duties of representative, manager or advisor in companies of the competence or in parent companies or in those that control competing companies. Simultaneous membership on more than five Boards of Directors, excluding the Boards of Directors of the different investee undertakings referred to in section 36.2 of the Articles of Association, the Boards of Directors of the Group or shareholding company that the Board Member represents and the Statutory Bodies of the companies in which the Board Member's participation through his interests, personal or family, give him the right to be a member

c) Persons who may not be Directors of the Company those who in their own name or through a third party hold any office in companies which are customers or suppliers of goods and services to the company, or are legal representatives of those companies or are linked to these, provided that such appointment may entail a conflict of interests with those of the Company. Financial institutions in their capacity of providers of financial services to the company are excepted from the above..

Section 43. Notice and place of meeting..
The Board of Directors will meet as often as the Chairman calls a meeting, at his discretion or when the majority of the Board Members so request. The notice of the meeting will contain the agenda, which will be fixed by the Chairman. Meetings will generally take place at the registered office, however they may also be held elsewhere as the Chairman determines. Meetings of the Board may be held in one or several rooms simultaneously provided that the interactivity and intercommunication in real time by means of audiovisual or telephone systems is guaranteed, whereby it will be deemed that the meeting was held in the same place. In this case, notice of the meeting will include the connection system and where applicable, the places where the necessary technical resources are available to attend and take part in the Meeting. Resolutions will be considered adopted where the Chairperson is located.
Without prejudice to the foregoing, save if the Law establishes otherwise, the Board may adopt action out of session and in writing, in accordance with the requisites and formalities established in the Regulations of the Mercantile Register.

Section 45. Officers of the Board of Directors.
The Board of Directors shall include the following officers: a Chairman, Vice Chairman or Vice Chairmen, a Managing Director and a Secretary.

1) In addition to the duties assigned to him by Law and in the Articles of Association, the Chairman shall be responsible for the general and active management of the company and its investee undertakings, and shall direct the Board of Directors, seeing to it that the Board members are duly informed, in addition to representing the company especially before the Public Authorities, Stock Exchange Institutions, Bodies, Companies and Associations of the Electricity Sector and of other economic sectors in which the company carries on its activities

2) In the absence of the Chairman, he will be substituted by the oldest Vice Chairman and, in the absence of all the Vice Chairmen, by the Board Member appointed to substitute him provisionally

3) By proposal of the Chairman, the Board of Directors will appoint a Managing Director, who will be responsible for managing the Company in accordance with the criteria established by the Board of Directors. As the highest responsible person for the management of the company, he will be in command of all the company's services and will head the Top Management. Likewise, he will be responsible for carrying out and overseeing the general strategy of the Group of Companies incorporated by means of shareholdings in other companies, without prejudice to the individual competence of each one of the investee undertakings.

4) Regardless of the rights and obligations of Board Members mentioned in these Articles of Association, the Board Regulations will establish the specific legal system that will govern the actions of the Chairman and Managing Director, in virtue of their permanent and professional binding relationship with the Company The Board of Directors will also be responsible for the appointment of the Secretary and, in necessary, of the Assistant Secretary, who may or may not be Board Members. In the case of vacancy or absence, the youngest Board Member of those attending the meeting will substitute them.

Section 49. Duties of the Board of Directors.
The Board of Directors, acting as a single body or through its Committees is vested with all discretions vested in the Board by law or by the Articles of Association concerning the management and administration of the company, and in particular with regard to the general functions set out in Section 36 of these Articles. By means of its own Regulations, the Board itself will develop within the framework provided by law and by the Company's Articles, its structure, functions, rules applicable to its proceedings, composition of the Board and of its Commissions and Committees, relations with Members, Shareholders' Meeting, Auditors, Senior Officers, the Statute applicable to Directors and other officers

Section 55. Appointment of Auditors
The Audit and Supervisory Committee will propose the external auditors to the Board of Directors who will refer this issue to the Shareholders' Meeting. The appointment by the Shareholders' Meeting shall take place before the end of the year to be audited, for a period of not less than three years or more than nine years. The Shareholders' Meeting may re-elect the Auditors annually once the initial period has lapsed. The Shareholders' Meeting may appoint one or several natural persons or legal entities to act jointly. When the appointed auditors are natural persons, the Shareholders' Meeting must appoint as many substitutes as there are titular auditors.



II.- To include a new article 50 bis in the current By-laws (Audit and Supervisory Committee) and article 50 ter (Appointment and Remuneration Committee), with the following verbatim text:


Section 50 bis. - Audit and Supervisory Committee
The Audit and Supervisory Committee will comprise a minimum of four and a maximum of six directors of the Board appointed with the favourable vote of the majority of members of the Board itself. Its composition will ensure that the majority of members are Directors only linked to the company by their appointment as members of the Board.
The Chairperson of the Audit and Supervisory Committee must be appointed by the Board of Directors among those members whose relationship with the company refers exclusively to their appointment to the Board with the favourable vote of the majority of the Board itself. The Chairperson must be replaced every four years, and may be re-elected after one year has elapsed since the date of his resignation. In absence of the Chairperson, the Director of the Committee with an interim appointment by the Board of Directors will deputise for him, and in default of this, by the most senior member of the Committee. The Audit and Supervisory Committee will meet as often as convened by its Chairperson or when so resolved by the majority of its members of at the request of the Board of Directors. Its sessions will take place at the registered offices of the Company or at any other place established by the Chairperson and included in the Notice of the Meeting. A meeting of the Committee will be deemed validly held when the majority of its members are present thereat. Resolutions must be adopted with the favourable vote of the majority of directors attending the session. In the event of a draw, the Chairperson, or the person deputising for him, will have the casting vote.

The Secretary of the Committee will be the Secretary of the Board of Directors who will draft the Minutes of the resolutions passed informing the Board of these. The main task of the Committee is to promote good corporate governance and ensure the transparency of all actions of the Company in the economic and financial area and external and compliance audits and internal audits, and in any event it will be entrusted with the following functions:
         * Report any matters proposed by Shareholders on matters of its competence to the Shareholders' Meeting.
         * Propose the external auditors to the Board of Directors who will refer this issue to the Shareholders' Meeting, pursuant to Section 55 of these Articles
         * Supervise internal audit services in the event that such body exists within the business organization
         * Become acquainted with the financial information process and the IT and internal control systems of the Company.
         * Liaise with external auditors in order to obtain information on all matters which may place at risk their independence, and any others related to the procedures concerning the audit of the accounts, as well as those communications which are foreseen in the legislation on auditing of accounts and technical auditing standards.
The functions described above are solely by way of reference and notwithstanding any others which the Board of Directors may entrusted to it. The Regulations of the Board may develop the competences of the Committee and its organization and functioning system.

Section 50 ter. - Appointment and Remuneration Committee
The Appointment and Remuneration Committee will be made up of at least four and a maximum of six Directors of the Board, appointed with the favourable vote of the majority of the Board itself. Its composition will ensure that the majority of members are Directors only linked to the company by their appointment as members to the Board. The Chairman of the Appointment and Remuneration Committee will be designated by the Board of Directors amongst those members whose relation with the Company is limited to being a member of the Board, with the favourable vote of the majority of the Board. The Chairperson must be replaced every four years, and may be re-elected after one year has elapsed since the date of his resignation.
In absence of the Chairperson, the Director of the Committee with an interim appointment by the Board of Directors will deputise for him, and in default of this, the most senior member of the Committee. The Appointment and Remuneration Committee will meet as often as convened by its Chairperson or when so resolved by the majority of its members of at the request of the Board of Directors. Its sessions will take place at the registered offices of the Company or at any other place determined by the Chairperson and included in the Notice of the Meeting.
A meeting of the Committee will be deemed validly held when the majority of its members are present thereat. Resolutions must be adopted with the favourable vote of the majority of directors attending the session. In the event of a draw, the Chairperson, or the person deputising for him, will have the casting vote. The Secretary of the Committee will be that of the Board of Directors who will draft the minutes of the resolutions passed thereat and the Board will be informed of these resolutions. The Appointment and Remuneration Committee is vested, among other faculties, with those of informing and proposing the appointment of Directors to the Board, either by co-option or by means of a proposal to the Shareholders' Meeting; it will also inform about their remuneration and of any appointments to Senior Management and their remunerations.
The above functions are by way of reference only and notwithstanding any others which may be vested in him by the Board of Directors.

The Regulations of the Board may develop the competences of the Committee and its organization and functioning system.


III.- To eliminate the Transitory Provisiosn in the current By-laws of Endesa, S.A..



IV.- To approve the amended and restated text of the By-laws of Endesa, S.A. with the amendments, additions and resulting numerical order of the previous changes, the verbatim text of which shall be drawn up as follows:

                  AMENDED AND RESTATED ARTICLES OF ASSOCIATION


                                    ARTICLE I

               FIRM NAME, PURPOSE, DURATION AND REGISTERED OFFICE

                              Section 1. Firm name

The company shall be named ENDESA, S.A. and it shall be governed by these Articles of Association, by the provisions of the Spanish Company law and by any other applicable laws.

                               Section 2. Purpose

1. The purpose of the company is:

a) The electricity business including its different industrial and commercial areas of business.

b)   The exploitation of all types of primary energy resources.

c) The provision of industrial services and, especially, telecommunications, water and gas services, in addition to those preparatory or complementary services of the business areas included in the purpose of the company.

d) The management of the Group of Companies, incorporated by means of shareholdings in other companies.

2. Both domestically and internationally, the company will carry on those activities that integrate its purpose directly or through its shareholdings in other companies.

                              Section 3. Duration.

The duration of the company is indefinite and its operations began on the date on which its memorandum was issued.

                          Section 4. Registered office.

The registered office shall be located in Madrid, at calle de Principe de Vergara, number 187. The Board of Directors shall be empowered to change the domicile within the municipality of this city. Likewise, the Board of Directors shall have the power to create, shutdown or transfer company branches, agencies, representative offices or any other offices of the company.

                                   ARTICLE II

                            SHARE CAPITAL AND SHARES

                            Section 5. Share capital.

The company has a share capital of (euro)1,270,502,540.40 that is fully subscribed and paid up.

                               Section 6. Shares.

The share capital of the company comprises 1,058,752,117 shares, each with a nominal value of (euro)1.20 and that are represented by account entries and belong to the same denomination. The 1,058,752,117 shares that comprise the share capital, represented by account entries, are considered to be securities and are governed by the provisions of the law that regulates the Stock Market.

                        Section 7. Shareholders' rights.

The legal holder of a share is a shareholder and as such, has the rights provided by Law and by these Articles of Association. As provided by Law and save in the cases foreseen therein, a shareholder will at least have the following rights:

a) The right to participate in the distribution of profits and in the distribution of the equity resulting from the winding-up of the company.

b)   The right to subscribe for preference shares or convertible bonds.

c) The right to attend and vote at Shareholders' Meetings and to contest corporate acts.

d) The right to be informed.

             Section 8. Non-voting, redeemable and preferred shares.

1. The company may issue non-voting shares for a nominal amount not exceeding half of the paid-up share capital. The holders of non-voting shares will have the right to receive a minimum annual dividend equal to 5% of the paid-up share capital for each non-voting share. Once the minimum dividend has been agreed, holders of non-voting shares will have the right to the same dividend that corresponds to the ordinary shares.
2. The company may issue redeemable shares upon request by the issuing company, by the holders of said shares or by both, for a nominal amount not exceeding a quarter of the share capital. The issuance agreement will establish the terms according to which the right to redeem may be exercised. If said right is exclusively attributable to the issuing company, it may not be exercised until after a period of three years as from the date of issue.
     Redeemed shares must be paid for in full at the time of subscription.
     These shares must be redeemed on account of profits or earned surplus or as a result of the new issue of shares agreed by the Shareholders' Meeting or, if the case, by the Board of Directors, with the aim of financing the redemption transaction. If these shares are redeemed on account of profits or surplus reserves, the company must create a reserve for the nominal value of the redeemed shares. In the event there is neither a sufficient amount of profits or earned surplus nor have new share been issued to finance the transaction, the shares may only be redeemed in compliance with the requirements established for share capital reduction by means of the return of contributions.
3. The company may issue shares that confer a privilege against ordinary shares, which shall not acquire any of the modes foreseen in Article 50.2 of the Spanish Companies Act, in compliance with the requisites foreseen for the amendment of Articles of Association.
     In the event the privilege consists of the right to obtain a preferred dividend, the company will be obliged to agree on the distribution of the dividend if there are distributable profits. At the time when the shares are issued, the Shareholders' Meeting or the Board of Directors will decide if the holders of the preference shares have the right to the same dividend as the ordinary shares, once the preferred dividend has been agreed upon, and if necessary, will amend the articles of association consequently.

In the event there are no distributable profits or these do not suffice, the part of the unpaid preferred dividend will be accumulated or not, in accordance with the terms that the Shareholders' Meeting agrees at the time it decides on the issue of shares.
Under no circumstance may ordinary shares receive dividends on account of the profits of a financial year, as long as the relevant preferred dividend pertaining to the same financial year has not been paid for.

            Section 9. Representation of shares. Shareholder Register

1. Shares will be represented by account entries and will be constituted as such in virtue of their registration in the relevant accounting record, which will show the references in the deed of issue and whether or not they have been fully paid up.

    The right to legally act as shareholder is obtained by registration in the accounting record, which establishes the legal ownership and gives the registered holder the right to demand that the company acknowledges him as a shareholder. This right may be proven by means of the relevant certificates, issued by the entity responsible for the accounting records.

     In the event the company makes a benefit in favour of the supposed shareholder, although the latter may not be the real owner of the share, he will be exempt from responsibility, provided the benefit was made in good faith and without gross negligence.

2. Without prejudice to the foregoing and in conformity with the terms of the First Additional Provision 6 of the Consolidation of the Spanish Companies Act, on the basis of the aforementioned accounting record and to guarantee and help the shareholder to exercise his rights as foreseen in these Articles of Association, the company may keep a shareholder register in the most technically appropriate way, including by computer. The register will contain information pertaining to each shareholder and the shares that he directly or indirectly owns through controlled entities in accordance with
     Article 4 of the Stock Exchange Act, or through interposed, trustee or equivalent persons or entities that at the same time are shareholders in the company. It will also contain information on funds, investment institutions or similar entities that are also shareholders in the company, such that the voting rights of said shares is directly or indirectly determined by the shareholder concerned.

To this end, the company may approach any shareholder through the Chairman of the Board of Directors, so that the shareholder concerned informs the company through the Chairman of the Board of Directors, of the shares that he directly owns and of those that he indirectly owns through the controlled or interposed persons or entities mentioned in the previous paragraph that act on his account, although they do so in their own name. To this end, the company may, through its Chairman, approach any person or entity that owns shares in the company, to verify if said person or entity is acting on behalf of another shareholder or if the person or entity's voting rights are determined by another shareholder and, if necessary, to find out who the real owners of the shares are. Likewise, any shareholder may approach the company through the Chairman of the Board of Directors, in order to be informed of any rights he has as shareholder, arising from his registration in the shareholder register.

                        Section 10. Assignment of shares.

Shares may be assigned in accordance with the provisions of the laws in force and these Articles of Association. However, shares may not be assigned until the company and, if the case, the capital increase of the company has been registered in the Mercantile Register.

                                   ARTICLE III

                     INCREASE OR REDUCTION OF SHARE CAPITAL

                         Section 11. Modes of increase.

The share capital may be increased by means of the issue of new shares or by increasing the nominal values of the shares that already exist. In both cases, the countervalue of the capital increase may consist of making cash or non-cash contributions, including the netting of credits against the company or the transformation of reserves or benefits that were already part of the equity.

          Section 12. Power conferred to the directors to increase the share capital.

In accordance with the requirements established for the amendment of the Articles of Association, the Shareholders' Meeting may empower the Board of Directors as described below.

a) Once a specific amount has been agreed on for the capital increase, the Shareholders' Meeting may empower the Board of Directors to:

1. Execute the foregoing agreement, within a maximum period of one year, save in the case bonds are converted into shares.

2. Fix the date on which the foregoing increase in the amount agreed on must be carried out.

3.   Establish the initiation and closing date of the subscription period.

4.   Issue shares in accordance with the increase.

5.   Declare the amounts subscribed in the capital increase.

6.   Demand the payment and disbursement of liability dividends.

7. Amend Sections 5 and 6 of the Articles of Association related to the share capital, replacing them with the new figure after the increase, in accordance with the amounts actually subscribed and,

8. In general, establish the terms of the capital increase in relation to everything not foreseen in the agreement of the Shareholders' Meeting.

b) The power to agree, once or several times, on the capital increase, up to a specific amount, when and for the amount decided, without the need for prior consultation with the Shareholders' Meeting. These increases may under no circumstance exceed the equivalent of half of the share capital at the time of authorization, and must be made by means of cash contributions, within a maximum period of five years as from the agreement of the Shareholders' Meeting.
    In this case, once the increase has been agreed and executed, the Board of Directors will also have the power to redraft the Sections of the Articles of Association related to the share capital.

                       Section 13. Cum pre-emptive rights.

In capital increases with new issue of ordinary or preference shares, in accordance with the terms of the issue of these bonds and within the deadline established to this end by the company directors, which shall not be less than fifteen days as from the publication of the notice of the invitation to subscribe for new shares in the Official Gazette of the Mercantile Register, the old shareholders and holders of convertible bonds may exercise their right to subscribe for a number of shares in proportion to the nominal value of the shares they possess or of those that would correspond to the owners of convertible bonds, if they at this time exercised the right to convert them.
The rights to subscribe for preference shares may be assigned in the same conditions as those applicable to the shares. In the case of a capital increase on account of the reserves, the same rule will be applicable to the free right of assignment of the new shares.

                       Section 14. Ex pre-emptive rights.

In the event it is in the interest of the company, when deciding on the capital increase, the Shareholders' Meeting may agree to totally or partially remove the pre-emptive subscription right. For this agreement to be valid, it must comply with the requisites for the amendment of Articles of Association and must necessarily comply with the requirements foreseen to this end in the Spanish Companies Act.

Under no circumstance will there be pre-emptive subscription rights when the capital increase is due to the conversion of bonds into shares or is due to the take-over of another company or to part of the split assets of another company.

                     Section 15. Reduction of share capital.

Subsequent to fulfilling the requirements established by Law and, in accordance with them, the Shareholders' Meeting may reduce the share capital of the company and return of contributions, condone liability dividends, create or increase the legal reserve or voluntary reserves or re-establish the balance between capital and the company's equity that has been reduced due to losses.
Reduction of capital will be compulsory in the event the losses have decreased the company's equity to two-thirds of the share capital and a financial year has elapsed without the equity having been recovered.

                                   ARTICLE IV

                                      BONDS

                             Section 16. Bond issue.

The company may issue numbered series of bonds or other securities to honour or create a debt, provided that the total amount of the issues do not exceed the paid-up share capital, plus the reserves that appear in the latest balance sheet approved and in the balance sheet regularization accounts.
The foregoing securities that the company issues will be subject to the system established for bonds in the Spanish Companies Act and applicable regulations in force.

                                    ARTICLE V
                         STATUTORY BODIES OF THE COMPANY

                          Section 17. Statutory bodies.

The statutory bodies of the company are the Shareholders' Meeting, the Board of Directors and the Executive Commission. The Board of Directors will establish, in accordance with legal provisions and with its organizational power, the Audit and Compliance Committee, the Appointments and Compensation Committee and any other Committees or Commissions which are necessary or considered convenient for the best performance of its duties. The Board may also create Advisory Councils with the purpose of making itself more efficient in the performance of its duties The Regulation of the Board of Directors will establish, in conformity with legal and statutory provisions, the system that will govern the different Commissions or Committees and the Advisory Councils.

                       Section 18. Shareholders' Meeting.

All matters related to the competence of the Board of Directors shall be decided by majority vote of the shareholders that constitute the duly called Shareholders' Meeting. It will be called and it will proceed in conformity with legal and statutory provisions and with the Shareholders's Meeting Regulations proposed by the Board of Directors and approved by Shareholders' Meeting. All shareholders, including absent shareholders that have not participated in the meeting, will be subject to the acts of the Shareholders' Meeting.

                         Section 19. Types of Meetings.

The Shareholders' Meeting may be ordinary or extraordinary.

                         Section 20. Ordinary Meetings.

Subsequent to the duly given notice, the Ordinary Meeting shall meet within the first six months of each financial year, with the purpose of assessing the management of the company, approving, if necessary, the accounts of the previous year and to decide on the distribution of profits.

                       Section 21. Extraordinary Meeting.

Any meeting not foreseen in the previous section shall be deemed to be an Extraordinary Meeting.

                       Section 22. Notice of the Meeting.

The Board of Directors must give notice of the Shareholders' Meeting by publication in the Official Gazette of the Mercantile Register and in one of the most widely read newspapers in the province, at least fifteen days prior to the date on which it is to be held, save in the cases of merger or split-up, in which case the notice must be given one month in advance.
The notice will state the date of the meeting at the first notice and all matters to be discussed. Likewise, the notice may state, if necessary, the date on which the meeting is called at second notice. The call notice of the Shareholders' Meeting and the documentation at the disposal of the Shareholders together with the notice, shall be made available, whenever it is possible, in the Company's website, with the only purpose and effect of improving their distribution to the shareholders and the market in general. There must be a difference of at least 24 hours between the first and the second meeting. In the event, due notice given, the Shareholders' Meeting is not held at first notice, nor is a second date foreseen in the notice, this second date must be announced with the same requirement of publication as with the first notice, within the 15 days following the date on which the Meeting was not held and 8 days prior to the date of the next meeting.

              Section 23. Power and obligation to call the meeting.

The directors may call an Extraordinary Shareholders' Meeting whenever they deem it to be in the interest of the company.

Likewise, they may call the meeting when a number of shareholders that represent at least 5% of the share capital so request, stating the matters to be discussed at the Meeting. In this case, notice must be given for the Shareholders' Meeting to be held within the thirty days following the date on which the directors have been given duly attested notice to call the meeting. The directors will prepare the agenda and must include the matters by reason of which the meeting is called.
Without prejudice to the foregoing, in the event the Chairman of the Board of Directors or whosoever substitutes him considers a situation to be great importance for the company, he may proceed to call an Extraordinary Meeting to analyse the situation that has arisen and, if necessary, to adopt the relevant acts.
                          Section 24. General Meeting.

Notwithstanding the provisions of the previous sections, the Shareholders' Meeting will be deemed to be called and will be validly constituted to discuss any matter, provided all the share capital is present and the attendants unanimously accept to hold a Shareholders' Meeting. A General Meeting may be held anywhere.

             Section 25. Constitution of the Shareholders' Meeting.

A Shareholders' Meeting will be validly constituted at first notice, when the shareholders, present or represented, hold at least 25% of the subscribed share entitled to vote. The constitution of a Shareholders' Meeting at second notice will be valid whatever the share capital represented.

                  Section 26. Special Agreements. Constitution.

In order for the Ordinary or Extraordinary Shareholders' Meeting to validly agree on the issue of bonds, the increase or reduction of capital, the transformation, merger or split-up of the company and, in general, any other amendment to the Articles of Association, at first notice shareholders representing at least 50% of the subscribed capital with voting rights must be present. At second notice 25% of the capital must be represented. When at less than 50% of the subscribed share capital with voting rights is present, the agreements referred to in the previous point may only be adopted validly when two-thirds of the capital present or represented at the Meeting issues a vote in favour.
The provisions of this section shall be understood to be without prejudice to the reinforced constitution of or voting quorums established by Law or in these Articles of Association.

                        Section 27. Right of attendance.

Those shareholders that individually, or in groups with others, hold a minimum of 50 shares, may attend the Shareholders' Meeting, provided that the shares are registered in the relevant accounting record five days before the meeting is held and the shareholders obtain the relevant attendance cards. The company will issue the attendance cards bearing the shareholder's name either directly or through the entities that keep the accounting records. The shareholder may use the card as a power of representation for the relevant Shareholders' Meeting, without prejudice to the legitimation certificates issued in accordance with the accounting record entries issued by the responsible or associate entity.
Members of the Board of Directors must attend the Shareholders' Meetings.
The Chairman may authorize any person he deems appropriate to attend a meeting, although the Shareholders' Meeting has the power to revoke said authorization.

                           Section 28. Representation.

All shareholders with attendance rights may be represented at the Shareholders' Meeting by proxy. The proxy must be granted in writing and specifically for each Shareholders' Meeting, as well as comply with all other relevant legal provisions.
The power of representation by proxy shall be construed without prejudice to the provisions of the Law for cases related to representation by a family member and the granting of general powers.

In any case, a shareholder may not have more than one representative at a Shareholders' Meeting, neither in the case of voluntary representation, nor in the case of legal representation

        Section 29. Chairmanship and Panel of the Shareholders' Meeting.

The Shareholders' Meeting will be presided by the Chairman of the Board of Directors and, in his absence, by the relevant Vice Chairman in accordance with the provisions of Section 45 of the Articles of Association and, in the absence of both, by the Managing Director chosen by the Shareholders' Meeting.

The Chairman will be aided by a Secretary, who will be the Secretary of the Board of Directors and, in his absence, by the Assistant Secretary, if there is one, and, in any other case, by the person appointed by the Shareholders' Meeting.

The Board of Directors will constitute the Panel of the Shareholders' Meeting.

                         Section 30. List of Attendants.

Prior to commencing the agenda, a list of attendants will be prepared, which will include the nature or proxy of each attendant and the number of shares, own or belonging to another, that they are representing.

The list of attendants may also be prepared by file or computer. In the foregoing cases the medium used will be stated in the minutes and it will be duly identified on the sealed cover of the file or relevant medium and will be signed by the Secretary, with the Chairman's approval.

The number of shareholders, present or represented, will be stated at the end of the list, as well as the amount of capital they own, with specification of the capital belonging to shareholders with voting right.

If he deems it necessary, the Chairman will appoint two or more scrutineer shareholders, who will sit on the panel to assist in the preparation of the list and, if necessary, to count the votes.

During the Shareholders' Meeting, any shareholder with attendance right may consult the list of attendants, without it delaying or slackening the normal progress of the Meeting once the Chairman has declared it to be legally constituted. The Panel will neither be under the obligation to read the foregoing list nor to provide a copy of it in the course of the Meeting.

                 Section 31. Deliberation and adoption of acts.

Once the session has been opened, the Secretary will proceed to read the points on the agenda and to discuss them. The Chairman and persons he appoints to this end shall be the first to speak. Once they have spoken, the Chairman will call upon the shareholders who so request, to speak, while he directs and maintains the debate within the limit of the agenda, ending it when, in his opinion, the matter has been sufficiently debated.
Lastly, votes will be cast for the different agreement proposals.
Acts will be adopted with the favourable vote of the majority of the share capital with voting right that is present or represented at the Meeting, without prejudice to the reinforced constitution of and voting quorums established by Law and in these Articles of Association.
The system of determination of votes established the Regulation of the General Meeting shall be followed for the adoption of acts.

                      Section 32. Limits of voting rights.

Shareholders will have one voting right for each share that they own or represent, save the non-voting shares, which will be governed by the provisions of Section 8 of these Articles of Association. As an exception to the provisions of the previous sentence, in relation to the shares that a shareholders owns, he may not exercise a greater number of votes than 10% of the company's total share capital with voting right at each time, even when the shares that he owns exceed 10% of the share capital.

To count the maximum number of votes that each shareholder may cast and for the purpose of the foregoing provisions, the shares that each one of them owns must be included. However the shares owned by other persons whom the foregoing shareholders present may be representing and voting for, will be excluded from the foregoing calculation but will be subject to the application of the 10% limit on the votes that each represented shareholder owns.

The limit established in the previous paragraphs will also be applicable to the number of votes that, at the most, two or more shareholding companies belonging to the same group of companies may cast, whether jointly or separately. This limit will likewise be applicable to the number of votes that, at the most, a shareholder that is a natural person and the entity or entities that are also a shareholder and that are controlled by the natural person, may cast, whether jointly or separately.

For the purposes mentioned in the foregoing paragraph, in order to consider the existence of a group of entities, reference will be made to the provisions of section 4 of the Stock Exchange Act of 28 July 1998. It will be deemed that a natural person controls one or several entities when one of the control circumstances that section 4 of said Act requires of a parent company with respect to its subsidiaries, occurs in the relations between the aforementioned person and the company or companies referred to.

Likewise, and for the purpose of this Section, the relation of any shareholder who is a natural or legal entity with interposed, trustees or the equivalent entities, which in turn are shareholders of the company, as well as its relations with funds, investments institutions or similar entities that are also shareholders of the company, or with other shareholders through the unionization of votes, will be equalized to the control relation of section 4 of the Stock Exchange Act when the exercise of the voting right of the shares held by these entities is directly or indirectly determined by the shareholder concerned.

In the days before the Shareholders' Meeting is held at first notice, the Chairman of the Board of Directors may summon any shareholder to inform the company through its Chairman within a maximum period of 48 hours, of the shares that he directly owns and of the shares owned by third parties that the shareholder concerned directly or indirectly controls. The Chairman may comment as he deems appropriate at the Shareholders' Meeting, at the time of constitution of the Meeting, in order to guarantee the compliance with these Articles of Association in relation to the exercise of voting rights by shareholders.

Shares belonging to the same holder, to a group of entities or to a natural person or legal entity and to the entities that said natural person or legal entity controls, will be computable in their entirety between the shares that attend the Meeting to obtain the necessary capital for valid constitution. However, for voting purposes, the voting limit of 10% established in this Section will be applicable to the shares.

To amend this Section, a vote in favour exceeding 50% of the subscribed capital with voting right will be required at the relevant Shareholders' Meeting both at first and second notice.

                        Section 33. Right to information.

In writing, prior to, or verbally, during the Shareholders' Meeting, shareholders may request reports or clarifications that they consider necessary, in relation to the matters dealt with in the agenda. The directors shall be obliged to provide said information, save when, in the Chairman's opinion, the publicity of the information requested may be detrimental to the interests of the company. This exception shall not be applicable when shareholders that represent at least a quarter of the share capital back the request Likewise, as from the notice of the Ordinary Shareholders' Meeting, any shareholder may obtain, in the terms and cases legally provided, the documents on the items included in the agenda of the General Meeting, without prejudice of the access thereto through in the Company's website in the terms set forth in the section 22 hereof.


                Section 34. Minutes of the Shareholders' Meeting.

The Directors will require the presence of a Notary to draw up the Minutes of the Meeting, being considered the notary minutes as Minutes of the Meeting.

                   Section 35. Contestation of corporate acts.

Acts adopted by the Shareholders' Meeting may be contested in the cases and in accordance with the procedures established by the laws in force.

               Section 36. Board of Directors. General Functions.

1. The Board of Directors is responsible for the government and management of the company. The Board of Directors has the following general functions:
a)   To establish the corporate strategy and management guidelines.
b) To supervise the action of the Top Management, demand explanations for their decisions and assess the performance of their managerial tasks.
c) To guarantee the transparency of the company's relations with third parties. These functions will be performed by the Board of Directors acting as a single body or through its Commissions and Committees.
2. In compliance with the provisions of section 2 of these Articles of Association, the Board of Directors will lay down the general strategy of the Group of Companies incorporated by means of shareholdings in other companies.
3. In compliance with section 141 of the Companies Act and with the legal and statutory provisions, the Board of Directors will regulate its own operation and that of its Committees and Commissions, laying down its Regulations, which will be binding for the members of said Board of Directors, acting as such or through or its Commissions and Committees.

                 Section 37. Number and types of Board Members.

The Board of Directors will comprise at least nine and at most fifteen members. There will be two types of Board Members:

a)   Those that are bound professionally and permanently to the company.

b) Those that are bound to the company by virtue of their condition of Board Member and,

c) Those who are Members of the Board of Directors by virtue of their shareholding in the share capital of the company.

The Board Members made reference to in point b) above, will be the majority with respect to the total Board Members that at each time form the Board, provided that the number of Board Members chosen through the exercise of the shareholders' right to be represented on the Board of Directors, in proportion to their share of the share capital, so allows.
The Board of Directors is responsible for the appointment and removal of Board Members. A Board Member may resign, be removed or re-elected.

                           Section 38. Term of office.

Board Members shall hold their office for a period of four years, after which they may be re-elected for periods of an equal term, save in the case of the Board Members made reference to in point b) of the previous section, in whose case they may only be re-elected for a second term.

For the purpose of calculating the term of office of the Board Members, it must be understood that a year begins and ends on the day on which the Ordinary Shareholders' Meeting is held, or on the last possible day on which it should have been held.
In the event of vacancies during the term for which Board Members are appointed, the Board of Directors may designate persons from among the shareholders, who will occupy the vacancies until the first Shareholders' Meeting.

                   Section 39. Representation of the company.
The Board of Directors will represent the company in or outside court, as well as in any acts included within the purpose of the company as established in these Articles of Association.

                            Section 40. Remuneration.

The remuneration of the Directors will comprise the following items: fixed monthly salary and participation in profits. The overall annual salary of the entire Board and for the foregoing items will be one thousandth of the profits of the consolidated group, approved by the Shareholders' Meeting, notwithstanding the Board of Directors might reduce this percentage for the fiscal years that it considers fit. All without prejudice of what is set forth in the third paragraph of this section in relation to the expenses for attendance. It will be for the Board of Directors to set the distribution of the mentioned amount among the previous items and among the Directors when, as and how it freely determines.
The members of the Board of Directors will also receive expenses for attendance to each session of the organs of administration of the Company and their committees. The amount of these expenses will be, as a maximum, the amount that, in conformity with the previous paragraphs, be determined as fixed monthly salary. The Board of Directors may establish, within this limit, the amount of the expenses for attendance. The remuneration laid down in the preceding paragraphs, stemming from the membership to the Board of Directors, will be compatible with the other professional or employment compensations to which the Directors might be entitled for any other executive or advisory functions that may perform for the Company different from those of supervision and collegiate decision characteristic of their condition of Directors, which will be subject to the legal applicable requirements.
In compliance with the provisions of section 130 of the Spanish Companies Act, the Directors may only receive remuneration as participation in profits after the requirements of the legal and statutory reserve have been met and after the shareholders have been given a minimum dividend of 4%.

                           Section 41. Responsibility.

The members of the Board of Directors will perform their duties with the diligence of an organized businessperson and loyal representative, and in compliance with the duties legally vested in them, they must contribute to the function of fostering and supervising the management of the company and their actions will be guided by corporate interest.
The Directors, by virtue of their appointment, are obliged, in particular, to:

1. Obtain the necessary information and prepare adequately the meetings of the Board of Directors and the statutory corporate bodies to which they belong to.
2. Attend meetings of the corporate bodies and their Commissions or Committees to which they belong and become actively involved in their discussions in order to contribute in an active manner to the decision-making process.

Notwithstanding the legal provisions on the matter, the Regulations of the Board of Directors will set out the duties of diligence, fidelity, loyalty and secrecy of the Directors, and in particular, their obligation of non-competition, the use of non-public information and on corporate assets, benefiting of business opportunities, conflicts of interest and related parties' transactions.

                         Section 42. Incompatibilities.

1. The Board Regulations will establish a system of limits and incompatibilities for the Board Members, of which the following will be applicable in any case:
a) No person may be appointed as Board Member if is aged over 70 years. A Managing Director may not be aged over 65 years, although he may continue to hold the post of Board Member subsequently.

b) The performance of the duties of representative, manager or advisor in companies of the competence or in parent companies or in those that control competing companies. Simultaneous membership on more than five Boards of Directors, excluding the Boards of Directors of the different investee undertakings referred to in section 36.2 of the Articles of Association, the Boards of Directors of the Group or shareholding company that the Board Member represents and the Statutory Bodies of the companies in which the Board Member's participation through his interests, personal or family, give him the right to be a member.
c) Persons who may not be Directors of the Company those who in their own name or through a third party hold any office in companies which are customers or suppliers of goods and services to the company, or are legal representatives of those companies or are linked to these, provided that such appointment may entail a conflict of interests with those of the Company. Financial institutions in their capacity of providers of financial services to the company are excepted from the above.

                    Section 43. Notice and place of meeting.

The Board of Directors will meet as often as the Chairman calls a meeting, at his discretion or when the majority of the Board Members so request. The notice of the meeting will contain the agenda, which will be fixed by the Chairman. Meetings will generally take place at the registered office, however they may also be held elsewhere as the Chairman determines. Meetings of the Board may be held in one or several rooms simultaneously provided that the interactivity and intercommunication in real time by means of audiovisual or telephone systems is guaranteed, whereby it will be deemed that the meeting was held in the same place. In this case, notice of the meeting will include the connection system and where applicable, the places where the necessary technical resources are available to attend and take part in the Meeting. Resolutions will be considered adopted where the Chairperson is located.
Without prejudice to the foregoing, save if the Law establishes otherwise, the Board may adopt action out of session and in writing, in accordance with the requisites and formalities established in the Regulations of the Mercantile Register.

               Section 44. Constitution of the Board of Directors.

The Board of Directors Meeting will be validly constituted when half plus one of the Board Members exercising their duties, are present or represented. Proxies must be granted in writing and specifically for each Board Meeting. No Board Member may hold more than three proxies, save the Chairman, to whom this limit shall not be applicable, although he may not represent the majority of the Board of Directors.
By decision of the Chairman of the Board of Directors, the General Managers and Managers of the company, as well as any other persons that he so judges, may attend Board meetings.

                 Section 45. Officers of the Board of Directors.

The Board of Directors shall include the following officers: a Chairman, Vice Chairman or Vice Chairmen, a Managing Director and a Secretary.

1) In addition to the duties assigned to him by Law and in the Articles of Association, the Chairman shall be responsible for the general and active management of the company and its investee undertakings, and shall direct the Board of Directors, seeing to it that the Board members are duly informed, in addition to representing the company especially before the Public Authorities, Stock Exchange Institutions, Bodies, Companies and Associations of the Electricity Sector and of other economic sectors in which the company carries on its activities.

2) In the absence of the Chairman, he will be substituted by the oldest Vice Chairman and, in the absence of all the Vice Chairmen, by the Board Member appointed to substitute him provisionally.

3) By proposal of the Chairman, the Board of Directors will appoint a Managing Director, who will be responsible for managing the Company in accordance with the criteria established by the Board of Directors. As the highest responsible person for the management of the company, he will be in command of all the company's services and will head the Top Management. Likewise, he will be responsible for carrying out and overseeing the general strategy of the Group of Companies incorporated by means of shareholdings in other companies, without prejudice to the individual competence of each one of the investee undertakings.


4) Regardless of the rights and obligations of Board Members mentioned in these Articles of Association, the Board Regulations will establish the specific legal system that will govern the actions of the Chairman and Managing Director, in virtue of their permanent and professional binding relationship with the Company.

Only those persons who have been Board Members for at least three years prior to the appointment will be eligible for the office of Chairman or Vice Chairman, although this requirement will not be demanded in the event the Board of Directors makes the appointment with votes in favour of at lease three quarters of its members. Equally, the re-election as Board Members of the persons who hold the office of Chairman and Vice Chairman, will means their continuity in said posts.

The Board of Directors will also be responsible for the appointment of the Secretary and, in necessary, of the Assistant Secretary, who may or may not be Board Members. In the case of vacancy or absence, the youngest Board Member of those attending the meeting will substitute them.

                 Section 46. Deliberation and adoption of acts.

Once a session is opened, the Secretary will read the points comprising the agenda and will proceed with the debate and voting.

The Board will deliberate on the matters listed in the agenda and also on all those matters that the Chairman or majority of the Members present or represented, propose, although they are not included in the agenda.

Acts will be adopted by absolute majority of the Board Members present or represented, who attend the meeting. In the event there is an equal number of votes, the Chairman or whosoever substitutes him at the meeting, will cast the decisive vote. The provisions of this section shall be applicable without prejudice to those acts for which a qualified majority of the Board Members is required in accordance with these Articles of Association or the laws in force.

Written votes cast outside a session will only be accepted in the event no Board Member opposes the procedure.

The acts of the Board of Directors will be laid down in the minutes of the meeting, which will be written in the relevant Minute Book, in accordance with the requirements of the laws in force.

The Board of Directors will itself approve the minutes upon conclusion of the meeting or at the following meeting. The minutes will also be deemed to be approved when within the five days following receipt of draft copy of the minutes, no Board Member makes objections. The Board of Directors may empower the Chairman and a Board Member to jointly approve the minutes of a meeting.

Once approved, the minutes will be signed by the Secretary of the Board or of the session, with the approval of whoever acts as Chairman at the meeting.

                         Section 47. Granting of powers.

The Board of Directors may provisionally or permanently delegate all or part of its powers to the Executive Commission, to the Managing Director and to the different Board Commissions, except those that legally or by agreement of the Shareholders' Meeting, are exclusively its competence.

For the permanent delegation of the Board of Director's powers to the Executive Commission and to the Managing Director and the appointment of officers that will occupy these posts to be valid, the vote in favour of two thirds of the members of the Board and its registration in the Mercantile Register will be required. The Executive Commission and the Managing Director will inform the Board of Directors of the main acts adopted during the exercise of the powers conferred on them.

              Section 48. Composition of the Executive Commission.

The Executive Commission will consist of a minimum of five and a maximum of seven Board Members, including the Chairman. The Chairman of the Board of Directors will preside the Executive Commission and the Secretary of the Board of Directors will act as such in the Executive Commission. The system of substitutions of these posts is that foreseen for the Board of Directors.

                  Section 49. Duties of the Board of Directors.

The Board of Directors, acting as a single body or through its Committees is vested with all discretions vested in the Board by law or by the Articles of Association concerning the management and administration of the company, and in particular with regard to the general functions set out in Section 36 of these Articles. By means of its own Regulations, the Board itself will develop within the framework provided by law and by the Company's Articles, its structure, functions, rules applicable to its proceedings, composition of the Board and of its Commissions and Committees, relations with Members, Shareholders' Meeting, Auditors, Senior Officers, the Statute applicable to Directors and other officers

            Section 50. Contestation of Board of Director agreements.

The Directors and Shareholders that represent 5% of the share capital may contest the void and voidable agreements of the Board of Directors and it administration bodies, in accordance with the deadlines and procedure established by Law.

                   Section 51. Audit and Supervisory Committee

The Audit and Supervisory Committee will comprise a minimum of four and a maximum of six directors of the Board appointed with the favourable vote of the majority of members of the Board itself. Its composition will ensure that the majority of members are Directors only linked to the company by their appointment as members of the Board.
The Chairperson of the Audit and Supervisory Committee must be appointed by the Board of Directors among those members whose relationship with the company refers exclusively to their appointment to the Board with the favourable vote of the majority of the Board itself. The Chairperson must be replaced every four years, and may be re-elected after one year has elapsed since the date of his resignation. In absence of the Chairperson, the Director of the Committee with an interim appointment by the Board of Directors will deputise for him, and in default of this, by the most senior member of the Committee. The Audit and Supervisory Committee will meet as often as convened by its Chairperson or when so resolved by the majority of its members of at the request of the Board of Directors. Its sessions will take place at the registered offices of the Company or at any other place established by the Chairperson and included in the Notice of the Meeting. A meeting of the Committee will be deemed validly held when the majority of its members are present thereat. Resolutions must be adopted with the favourable vote of the majority of directors attending the session. In the event of a draw, the Chairperson, or the person deputising for him, will have the casting vote.
The Secretary of the Committee will be the Secretary of the Board of Directors who will draft the Minutes of the resolutions passed informing the Board of these. The main task of the Committee is to promote good corporate governance and ensure the transparency of all actions of the Company in the economic and financial area and external and compliance audits and internal audits, and in any event it will be entrusted with the following functions:

a) Report any matters proposed by Shareholders on matters of its competence to the Shareholders' Meeting.

b) Propose the external auditors to the Board of Directors who will refer this issue to the Shareholders' Meeting, pursuant to Section 55 of these Articles

c) Supervise internal audit services in the event that such body exists within the business organization

d) Become acquainted with the financial information process and the IT and internal control systems of the Company.

e) Liaise with external auditors in order to obtain information on all matters which may place at risk their independence, and any others related to the procedures concerning the audit of the accounts, as well as those communications which are foreseen in the legislation on auditing of accounts and technical auditing standards.

The functions described above are solely by way of reference and notwithstanding any others which the Board of Directors may entrusted to it. The Regulations of the Board may develop the competences of the Committee and its organization and functioning system.

               Section 52. Appointment and Remuneration Committee

The Appointment and Remuneration Committee will be made up of at least four and a maximum of six Directors of the Board, appointed with the favourable vote of the majority of the Board itself. Its composition will ensure that the majority of members are Directors only linked to the company by their appointment as members to the Board. The Chairman of the Appointment and Remuneration Committee will be designated by the Board of Directors amongst those members whose relation with the Company is limited to being a member of the Board, with the favourable vote of the majority of the Board. The Chairperson must be replaced every four years, and may be re-elected after one year has elapsed since the date of his resignation.
In absence of the Chairperson, the Director of the Committee with an interim appointment by the Board of Directors will deputise for him, and in default of this, the most senior member of the Committee. The Appointment and Remuneration Committee will meet as often as convened by its Chairperson or when so resolved by the majority of its members of at the request of the Board of Directors. Its sessions will take place at the registered offices of the Company or at any other place determined by the Chairperson and included in the Notice of the Meeting.
A meeting of the Committee will be deemed validly held when the majority of its members are present thereat. Resolutions must be adopted with the favourable vote of the majority of directors attending the session. In the event of a draw, the Chairperson, or the person deputising for him, will have the casting vote. The Secretary of the Committee will be that of the Board of Directors who will draft the minutes of the resolutions passed thereat and the Board will be informed of these resolutions. The Appointment and Remuneration Committee is vested, among other faculties, with those of informing and proposing the appointment of Directors to the Board, either by co-option or by means of a proposal to the Shareholders' Meeting; it will also inform about their remuneration and of any appointments to Senior Management and their remunerations.
The above functions are by way of reference only and notwithstanding any others which may be vested in him by the Board of Directors. The Regulations of the Board may develop the competences of the Committee and its organization and functioning system.

                                   ARTICLE VI

                                 ANNUAL ACCOUNTS

                          Section 53. Annual Accounts.

The financial year will begin on 1 January and will end on 31 December of each year.
Forming a unit, the annual accounts will include the balance sheet, profit and loss account and the annual report. These documents must be drafted in such a way that they give a true and fair view the company's worth, financial situation and results, as provided by Law.

                  Section 54. Contents of the Annual Accounts.

The balance sheet will include the properties and rights that make up the company's assets and the obligations that make up its liabilities, which must be duly separated, with specification of the capital and reserves. The balance sheet will be structured as provided in the Spanish Companies Act and other applicable legal provisions. The profit and loss account will include the income and expense of the year and, by difference, the profit for the year, also all duly separated. It will differentiate between profit from ordinary activities and from other activities, or profits that are the result of extraordinary circumstances. The profit and loss account must be structured as provided in the Spanish Companies Act and other applicable legal provisions. The annual report will complete, expand and comment on the information contained in the balance sheet and profit and loss account. It will contain the indications foreseen in the Spanish Companies Act and other applicable legal provisions.

                         Section 55. Director's Report.

The Director's Report must at least contain a true and fair view on the development of the business and situation of the company. It must also include indications on the most important events for the company that occurred subsequent to the close of the year, the expected development of the company, research and development activities and the acquisition of own shares, in compliance with the Law.

                         Section 56. Audit of Accounts.

As provided by Law, Auditors must revise the annual accounts and Director's report. The Auditors will also check whether the Director's report agrees with the annual accounts for the year. The Auditors will have a minimum deadline of one month as from the date on which the accounts were submitted to them, in which to submit their report.

                      Section 57. Appointment of Auditors.

The Audit and Supervisory Committee will propose the external auditors to the Board of Directors who will refer this issue to the Shareholders' Meeting. The appointment by the Shareholders' Meeting shall take place before the end of the year to be audited, for a period of not less than three years or more than nine years. The Shareholders' Meeting may re-elect the Auditors annually once the initial period has lapsed. The Shareholders' Meeting may appoint one or several natural persons or legal entities to act jointly. When the appointed auditors are natural persons, the Shareholders' Meeting must appoint as many substitutes as there are titular auditors.

                 Section 58. Preparation of the Annual Accounts.

Within a maximum period of three months as from the year-end closing date, the Board of Directors shall be obliged to prepare the annual accounts Director's report and the proposal for the appropriation of profits, as well as, if applicable, the consolidated accounts and Director's report. All the Board Members must sign the annual accounts and Director's report. In the case of lack of the signature of one Board Member, this circumstance must be indicated on each one of the documents from which it is missing, with express indication of the cause.
                  Section 59. Approval of the Annual Accounts.

The Shareholders' Meeting will approve the annual accounts and will decide on the appropriation of profits for the year, in accordance with the balance sheet approved.

                           Section 60. Legal Reserve.

In any case, an amount equal to 10% of the profit for the year will be deposited into the legal reserve, until the latter reaches at least 20% of the share capital. As long as it does not exceed the amount indicated, the legal reserve may only be used to offset losses, in the event there are no other reserves available to this end.

                     Section 61. Distribution of Dividends.
Once the requirements established by Law or by the Articles of Association have been met, dividends may only be distributed on account of the profits of the year, or on account of the free reserves, if the net accounting worth is not, or as a result of the distribution, is more than the share capital. In the event of losses in prior years that make the value of the net worth of the company less than the amount of the share capital, the profits will be used to offset these losses.
The Shareholders' Meeting will determine the time and form of payment in the distribution of dividends agreement. Save if otherwise agreed by the Shareholders' Meeting, the dividend will be payable at the company's registered office as from the day following that of the agreement.

            Section 62. Amounts distributed on account of dividends.

Only the Shareholders' Meeting or the Board of Directors may agree on the distribution of amounts among shareholders on account of dividends, under the following conditions.

1. The Board of Directors will prepare a balance sheet in which it proves that there is sufficient liquidity for the appropriation. This balance sheet will subsequently be included in the annual report.

2. The amount to be appropriated may not exceed the amount of the results obtained since the last financial year, minus losses of prior years and the amount that must go into the compulsory reserves established by law and by the Articles of Association, as well as the estimation of tax to be paid on these results.

                     Section 63. Deposit of annual accounts.

Within the month following the approval of the annual accounts, the certification of the agreements of the Shareholders' Meeting and of the distribution of profits, to which a copy of each one of the foregoing accounts will be attached, in addition to the Director's report and the Report of the Auditors, must be deposited at the Mercantile Register of the Company's registered office.

                                   ARTICLE VII

                               CONFLICT RESOLUTION

                        Section 64. Conflict Resolution.

For all disputes that may arise between the Company and the shareholders, or between the shareholders themselves, which are related to corporate matters, both the Company and the shareholders submit to the jurisdiction of the Company's registered office and waive their right to the jurisdiction to which they would otherwise submit.



Four. Approval of the Regulations of the General Shareholders' Meeting.


 "To approve the Regulations of the General Shareholders' Meeting of Endesa, S.A., the verbatim text of which shall be as follows:


                      Stockholders' Meeting Regulations


                                    PREAMBLE


In complying with the provisions of the Corporate Bylaws, and having regard to the recommendations of the Special Commission to Encourage Transparency and Certainty in the Financial Markets and at Listed Companies, the Stockholders' Meeting of Endesa adopts these Regulations. The objective of the Regulations is to promote the participation of the stockholders in the Stockholders' Meeting by suitably arranging for mechanisms to provide them with information and encourage them to contribute to decision-making in the Company by exercising their rights to participate in debates and to vote. For such purpose, the Regulations were drafted bearing in mind not only statutory and bylaw provisions but also the above-mentioned recommendations, the best practices of listed companies and Endesa's own experience.


                                I - Introduction

Article 1. Purpose

In conformity with statutory provisions and the Corporate Bylaws, these Regulations govern the organization and functioning of the Stockholders' Meeting, including call notices, preparation and information for the Meeting, and attendance and proceedings thereat, with a view to making it easier for stockholders to exercise their rights.

Article 2. Effectiveness and interpretation

These Regulations will be submitted for approval by the Stockholders' Meeting, at the proposal of the Board of Directors, and will become effective as soon as they are approved.

These Regulations will be interpreted pursuant to the provisions of the legislation in force and the Corporate Bylaws.

Article 3. Publicity

In order to make it easy for stockholders to have access to these Regulations, the full wording of the Regulations will be posted on the Company's website.


                         II - The Stockholders' Meeting

Article 4. Stockholders' Meeting

The Stockholders' Meeting is a meeting at which the stockholders, observing the statutorily established formalities and requirements, debate and decide by a majority on matters falling within their jurisdiction and to express the will of the Company in the form of resolutions.

All stockholders, including dissenters and those who have not participated in the Meeting, are subject to the resolutions of the Stockholders' Meeting.

Article 5. Classes

1. Stockholders' Meetings may be Annual or Special. In both cases, Stockholders' Meetings will be governed by the provisions of the legislation in force, the Corporate Bylaws and these Regulations.

An Annual Stockholders' Meeting, previously called for such purpose, must be held within the first six months of each fiscal year to scrutinize the conduct of business, approve, as the case may be, the prior year's financial statements and resolve on the appropriation of income or allocation of loss. It will also debate and adopt resolutions on any other item on the agenda which falls within the specific jurisdiction of the Stockholders' Meeting.

2. Any Meeting other than as provided for in the preceding paragraph will be deemed to be a Special Stockholders' Meeting.

Article 6. Powers

The Stockholders' Meeting is the competent body for resolving on all matters reserved for its decision by the Law or the Corporate Bylaws and, in general, for adopting all resolutions specific to it as the supreme body of the Company. In particular, the powers of the Stockholders' Meeting include, but are not limited to, the following:

a. To resolve on the approval of the individual and consolidated financial statements and on the appropriation of income or allocation of loss, and to scrutinize and, as the case may be, approve the conduct of the Company's business.

b. To appoint and, as the case may be, reappoint or ratify the appointments of the members of the Board of Directors, without prejudice to the power of co-optation specific to the Board, and to resolve their removal.

c. To appoint and, as the case may be, reappoint auditors, and to resolve to revoke their appointment in statutorily permitted cases.

d. To resolve capital increases or reductions, debenture issues, changes in the legal form, or the merger, spin-off or dissolution, of the Company and, in general, any amendment to the Corporate Bylaws.

e.     To approve and amend the Regulations governing the Stockholders' Meeting.

f. To decide on matters submitted for its authorization by the Board of Directors and on any other decisions attributed to it by statute.


                      III - Calling Stockholders' Meetings

Article 7. Power and obligation to call a Meeting

1. The Board of Directors will call an Annual Stockholders' Meeting to be held within the first six months of each year and a Special Stockholders' Meeting whenever it so deems appropriate for the interests of the Company.

The Board of Directors must also call a Stockholders' Meeting if stockholders holding at least 5 percent of the capital stock so request, stating in the request the business to be transacted at that Meeting. In such a case, the Stockholders' Meeting must be called to be held within thirty days following the date on which notice of the request to call it was served by a notary. The Board of Directors will draw up the agenda, which must include the business requested.

2. Without prejudice to the foregoing, if there is a situation which in the opinion of the Chairman of the Board of Directors or whoever substitutes for him is of singular importance to the Company and its stockholders, the Chairman, or his substitute, may call a Special Stockholders' Meeting to analyze the situation in question and, as the case may be, adopt the relevant resolutions.

Article 8. Publication of call notice

1. The Stockholders' Meeting will be called by publishing a notice in the "Official Gazette of the Mercantile Registry" and in one of the largest circulation daily newspapers of the province at least fifteen days before the date set for holding the Meeting, except in the case of a merger or a spin-off, in which the call notice must be served one month in advance.

The Company will send the call notice to the National Securities Market Commission and to the other regulatory agencies in the markets on which it is listed, in accordance with the rules in force in the respective markets.

2. The call notice will state the date of the Meeting on first call and all the business to be transacted, indicating, where appropriate, the items on the agenda that have been included at the request of the entitled stockholders. It may also state, if appropriate, the date on which the Stockholders' Meeting is to be held on second call. There must be at least 24 hours between the first and second Meetings.

3. If a duly called Stockholders' Meeting is not held on first call, and the call notice does not include the date of the second call, notice of the second call must be served, subject to the same publicity requirements as in the case of the first call, within 15 days following the date of the Meeting not held and 8 days before the date on which the Meeting on second call is to be held.

4. The wording of the call notice will be posted on the Company's website, which will provide information on any other aspects of interest for following the Meeting, such as the existence of simultaneous interpreting services or audiovisual broadcasting of the Stockholders' Meeting.

Article 9. Right to information

1. As soon as the call notice of the Stockholders' Meeting is served, any stockholder may, immediately and at no charge, obtain from the Company at its registered office, the financial statements, the proposed appropriation of income or allocation of loss, the management report and the auditors' report.

This documentation will also be made available to the stockholders on the Company's website as from the date of the call notice.

2. From the date of the call notice for the Annual or Special Stockholders' Meeting, the stockholders may inspect at the registered office the proposed resolutions, the reports and other documentation which is required to be made available pursuant to the Law and the Bylaws. In such cases as may be legally applicable, the stockholders may also request that the full wording of the documents made available to them be delivered or sent to them at no charge.

3. Stockholders may request in writing, before the Stockholders' Meeting, such reports or clarifications as they may deem necessary on the items included on the agenda. The Directors shall be obliged to furnish such reports or clarifications to them, unless, in the opinion of the Chairman, the public disclosure of the data requested would harm the Company's interests. This exception will not apply if the request is supported by stockholders representing at least one-quarter of the capital stock.

Replies to the stockholders will be issued by the Board of Directors in a resolution or, as the case may be, by any of the Directors, by the Board Secretary, or by any person expressly authorized for such purpose.

4. Without prejudice to the right of stockholders to information concerning Stockholders' Meetings as referred to in Subarticle 3 above, once the Stockholders' Meeting has been called, stockholders may, after providing evidence of their identity as such, make comments or suggestions in writing on the items on the agenda through the Stockholder's Office or the Company's website. The Stockholders' Meeting will not be informed of these comments or suggestions, without prejudice to the Board of Directors being able to take them into account and to the right of stockholders to participate in the debates of the Stockholders' Meeting on its agenda.


          IV - Organization and convening of the Stockholders' Meeting

Article 10.  Right to attend

1. Stockholders who, individually or grouped together with others, hold at least 50 shares, may attend Stockholders' Meetings provided that they have registered their shares in the appropriate book entry accounting record five days before the Meeting is held and they obtain the relevant attendance card. Attendance cards will be issued by the entities that keep the accounting records and will be used by the stockholders as a proxy document for the Stockholders' Meeting in question.


2. Before the Meeting starts, the attendees will be given the wording of the proposed resolutions to be submitted for the decision of the Stockholders' Meeting, without including documentary exhibits, if any, and, as the case may be, the wording of replies to the stockholders regarding any requests for information made by them in writing before the Stockholders' Meeting, if the Board of Directors deems that it is necessary or appropriate for the stockholders attending the Meeting to be apprised thereof.

3. Members of the Board of Directors must attend Stockholders' Meetings.

4. The Chairman may authorize the attendance of any person he deems appropriate, although the Stockholders' Meeting may revoke any such authorization.

Article 11.  Representation by proxy

1. Any stockholder who has the right to attend may be represented at a Stockholders' Meeting by another person. Proxies must be granted in writing and specially for each Stockholders' Meeting and are deemed to be without prejudice to the provisions of the Law on cases of family representation and the granting of general powers of attorney.

In any event, whether in the case of voluntary proxies or legal proxies, not more than one proxyholder can attend a Meeting.

2. A proxy can be revoked at any time. Personal attendance at the Stockholders' Meeting by the grantor of a proxy will be deemed to constitute a revocation of the proxy.

Article 12. Public request for proxies

1. If the Directors of the Company, the depositories of the securities or the entities in charge of the book entry record request a proxy for themselves or for another and, in general, provided that the request is made publicly, the document in which the authority is recorded must contain or have attached to it the agenda, as well as the request for instructions to exercise the right to vote.

Article 13. Convening the Stockholders' Meeting

1. The Stockholders' Meeting will be validly convened on first call if the shareholders present in person or by proxy hold at least 25 percent of the subscribed voting capital stock. On second call, the Meeting will be validly convened regardless of the capital stock attending it.

2. Debenture issues, capital increases or reductions, changes in the legal form, or the merger or spin-off, of the Company and, in general, any amendment to the Corporate Bylaws, will require on first call the attendance in person or by proxy of stockholders holding at least 50 percent of the subscribed voting capital stock. On second call, the attendance of 25 percent of that capital stock will suffice.

3. The provisions of this Article will be deemed to be without prejudice to such qualified quorums for convening or voting at the Meeting as may be established in the Law or in the Bylaws.

Article 14. Planning and media

1. Stockholders' Meetings may be held in various halls if the Presiding Panel considers that there is just cause for doing so. In this case, audiovisual media enabling intercommunication must be installed to ensure the simultaneity and unity of the proceedings at the Meeting.

2. If deemed necessary, the Meeting will be equipped with a simultaneous interpretation system.

3. To ensure orderly proceedings at the Meeting, systems for controlling access to the Meeting may be established and such security measures as may be deemed suitable will be adopted.

4. In order to promote the broadest dissemination of the proceedings and resolutions adopted at the Stockholders' Meeting, the media will be given access to the Meeting.


Article 15. Chairman and Presiding Panel

1. Stockholders' Meetings will be chaired by the Chairman of the Board of Directors or, in his absence, by the relevant Deputy Chairman in conformity with the provisions of the Corporate Bylaws or, in the absence of both, by such Director as may be chosen by the Meeting.

The Chairman will be assisted by a Secretary, who will be the Secretary of the Board of Directors or, in his absence, by the Deputy Secretary, if any, or, otherwise, by such person as may be designated by the Meeting.

Once the Meeting has started, if the Chairman or the Secretary of the Stockholders' Meeting has to absent himself from it, his functions will be taken over by the relevant person in conformity with the provisions of the preceding paragraphs and the Meeting will continue.

2. The Presiding Panel will be composed of the Board of Directors.

Article 16. Drawing up of the list of attendees

1. Attendance cards and proxies will be accepted up to the time set for the Stockholders' Meeting to start. Thereafter, stockholders or proxies who wish to attend the Meeting may do so in the same hall where the Meeting is being held or, if deemed appropriate by the Company, in an adjacent hall from which they can follow it, but they will not be deemed to be attendees of the Meeting for the purposes of drawing up the list of attendees.

2. Before transacting the business on the agenda, a list of attendees will be drawn up, stating the nature or representative capacity of each of them and the number of shares, held by them or third parties, with which they attend.

The list of attendees may be drawn up on a card filing system or be included on a computer medium. In these cases, the method used will be recorded in the Minutes themselves and the appropriate identification stamp, signed by the

Secretary of the Stockholders' Meeting and countersigned by the Chairman, will be affixed to the sealed cover or the cover of the medium.

At the end of the list, the number of stockholders, present in person or by proxy, and the amount of capital stock held by them, specifying the amount corresponding to stockholders with voting rights, will be determined.

3. If the Chairman deems it necessary, he may designate two or more stockholder scrutineers to assist the Presiding Panel in drawing up the list of attendees and, as the case may be, counting the votes.

4. During the Stockholders' Meeting any stockholder with the right to attend may consult the list of attendees provided that it does not delay or postpone normal proceedings at the Meeting once the Meeting Chairman has declared the Meeting to be legally convened, and the Presiding Panel of the Meeting is not obliged to read or provide a copy of the list during proceedings at the Meeting.


                  V - Proceedings at the Stockholders' Meeting

Article 17.  Start of the Meeting

Once the list of attendees has been drawn up, the Chairman will declare the Meeting to be validly convened and then allow the Notary to take the floor so that he can ask the attendees if they have any reservations concerning or objections to the data disclosed or the valid convening of the Meeting, indicating that whoever wishes to express such reservations or raise such objections must do so by making a statement in the presence of the same Notary so that it can be duly noted in the Minutes of the Meeting.

Article 18. Taking the floor

1. The Chairman will invite stockholders who wish to participate in the Meeting to request information or propose resolutions regarding the items on the agenda or to make any other statement so that, in the presence of the Notary, they can have their request, proposed resolutions or statement duly noted after indicating their personal particulars and the number of shares held by them or, as the case may be, represented by them.

2. The Chairman of the Meeting and such persons as he may designate for the purpose will address the attendees to present their respective reports.

Then, the Chairman will invite stockholders who have so requested to take the floor, after determining the order in which they are to be called to do so.

3. Each stockholder will initially have five minutes on the floor, although the Chairman of the Meeting may extend the time allotted.

4. During the time allotted to them for speaking on the floor, the stockholders may request such reports or clarifications as they deem necessary regarding the items on the agenda.

The Chairman is responsible, as provided in the Law, for furnishing the information requested, although he may, if he deems it appropriate due to its nature, entrust this function to the Managing Director, to any member of the Presiding Panel or to such expert as he may consider suitable.

If the information requested is not available at the Meeting, it will be made available to the stockholders at the registered office of the Company within 7 days following the date on which the Meeting was held.

5. Also, in light of the proposed resolutions delivered to them before the start of the Meeting, stockholders may, while speaking on the floor, submit alternative proposals on any item on the agenda, except in cases where by law they must be available to the stockholders at the registered office when the call notice is published.

In addition, while speaking on the floor they may propose the adoption of resolutions on business which does not have to be stated on the agenda of the Meeting in order to be debated and decided on by the Meeting.

6. Stockholders who wish to have the entirety of what they say on the floor noted in the Minutes must expressly make a request to this effect and deliver to the Notary, before taking the floor, the written transcript of their speech so that it can be verified and subsequently attached to the original Minutes.

Article 19. Powers of the Chairman

1. The Chairman is responsible for moderating and keeping the debate within the confines of the agenda and for ending it when the matter has, in his view, been sufficiently debated.


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

2. In performing his functions of directing and organizing the Meeting, the Chairman will have, inter alia, the following powers:

a. To organize stockholders' speeches on the floor in the terms provided for in the preceding Article.

b. Where appropriate, to resolve to extend the time initially available to the stockholders for taking the floor.

c. To moderate speeches by stockholders on the floor, with power to urge them to keep to the agenda and observe the rules of etiquette when on the floor.

d. To call the stockholders to order when their speeches on the floor manifestly obstruct the Meeting or seek to disturb the normal conduct of the Meeting.

e. To ask stockholders to leave the floor when the time allotted to them has expired or when, despite the warnings made under letters c. and d. above, the stockholder persists with his conduct. In the exercise of this power, the Chairman may demand that a stockholder who has repeatedly ignored his requests leave the hall, as well as adopt the appropriate measures to ensure that the stockholder does so.

f.     To announce the result of voting.

g. To resolve on matters that may arise in the course of the Stockholders' Meeting regarding the rules established in these Regulations.

Article 20.  Adoption of resolutions

1. Resolutions must be adopted by the affirmative vote of a majority of the voting capital stock attending the Meeting in person or by proxy, without prejudice to the qualified quorums for convening and voting at Meetings established in the Law and in the Corporate Bylaws.

2. If proposals have been submitted on business that does not have to be stated on the agenda for the Meeting to be able to resolve on them, the Chairman will decide on the order in which they are to be put to a vote. Otherwise, the resolutions will be adopted pursuant to the agenda set forth in the call notice.


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

3. After being read out by the Secretary, a step which can be dispensed with if no stockholder opposes doing so, the proposed resolutions which in each case have been submitted by the Board of Directors will first be put to a vote and, as the case may be, those submitted by other proposers will be voted on pursuant to an order of priority in time.

In any event, once a proposed resolution has been approved, all those relating to the same item of business which are incompatible with it will fail automatically and, therefore, will not be put to a vote.

4. To adopt resolutions, the following system for determining votes will be used:

a) In the case of resolutions on items on the agenda, the votes corresponding to all the shares attending the Meeting, whether in person or by proxy, less the votes corresponding to the shares the holders or proxyholders of which inform the Notary by written notice or a personal statement of their vote against, blank vote or abstention will be deemed to be votes for the proposal put to a vote.

b) In the case of resolutions on items not included on the agenda, the votes corresponding to all the shares attending the Meeting, whether in person or by proxy, less the votes corresponding to the shares the holders or proxyholders of which inform the Notary by written notice or a personal statement of their vote against, blank vote or abstention will be deemed to be votes against the proposal put to a vote.

c) For the purposes of the two preceding letters, shares which appear on the list of attendees less those the holders or proxyholders of which have absented themselves from the Meeting before the voting and have placed this circumstance on record in the presence of the Notary will be deemed to be shares attending the Meeting.

5. Notwithstanding the provisions of the preceding Subarticle, and having regard to the circumstances prevailing in each case, the Presiding Panel may resolve that in order to adopt resolutions any other system for determining votes that permits verification of the obtainment of the affirmative votes necessary for their approval and the recording of the result of the voting in the Minutes be used.


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

6. Whatever the system used to determine the voting, verification by the Presiding Panel of the Meeting that there is a sufficient number of affirmative votes to attain the necessary majority in each case will permit the Chairman to declare the proposed resolution in question approved.

Article 21.  Conclusion of the Meeting and the Minutes

1. Once voting on the proposed resolutions has finished, the Meeting will conclude and the Chairman will adjourn it.

2. The Minutes of the Meeting will be drawn up by a notary and need not be approved by the attendees. For such purpose, the Board of Directors will resolve to request a Notary of its choice to draw up the Minutes.



           VI - Extension and suspension of the Stockholders' Meeting

Article 22.  Extension

1. At the proposal of the Presiding Panel or at the request of the stockholders representing one-quarter of the capital present at the Stockholders' Meeting, the attendees may resolve to extend the sessions of Meeting for one or more consecutive days.

2. Once the Meeting has been extended, compliance with the requirements imposed by the Law or by the Corporate Bylaws for it to be validly convened need not be repeated at the successive sessions. If any stockholder included in the list of attendees drawn up at the start of the Meeting does not attend the successive sessions subsequently, the majorities necessary to adopt resolutions will continue to be determined at those sessions per the data from that list.


Article 23.  Temporary suspension

1. Exceptionally, if there are disturbances that substantially interrupt the proper order of the Meeting or there is any other extraordinary circumstance that temporarily hinders its normal conduct, the Presiding Panel may resolve to


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

suspend the Meeting for an appropriate time, but at no time for longer than two hours, in order to have the conditions necessary for it to continue restored.

In this case, the Chairman may adopt such measures as he deems appropriate to ensure the safety of those present and avoid any repetition of circumstances that may further disrupt the proper order of the Meeting.

2. If, after the Meeting has resumed, the circumstances that gave rise to the temporary suspension persist, the Chairman may ask the Board of Directors, if an absolute majority of its members is sitting on the Presiding Panel of the Meeting, to propose to the attendees that the Meeting be extended on the following day. If the extension is not, or cannot, be approved, the Meeting will be adjourned immediately.


                       VII - Disclosure of the resolutions

Article 24.  Publication

1. Regardless of the disclosure measures required by statute or regulations in each case, the stockholders may apprise themselves of the resolutions adopted by the Stockholders' Meeting on the Company's website, on which the full wording of such resolutions will be posted.

2. In addition, registrable resolutions will be filed for registration at the Mercantile Registry and for publication in the Official Gazette of the Mercantile Registry.

Article 25.  Notification

The Company will notify the National Securities Market Commission and the regulatory agencies of the markets on which it is listed of the wording of the resolutions adopted, in the form required in the rules regulating each market. The notice will be given as soon as possible and, in any event, within the period established for such purpose.


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




Five. Appointment, assignment, ratification and statutory reappointment of the Directors.


"1. To reappoint the following as members of the Board of Directors:

-    Mr. Alberto Alonso Ureba

-    Mr. Jose Maria Fernandez Cuevas

-    Mr. Rafael Gonzalez-Gallarza Morales

-    Mr. Jose Manuel Fernandez Norniella

-    Mr. Manuel Rios Navarro

By virtue of that set forth in article 38 of the By-Laws, Messrs. Alonso Ureba, Fernandez Cuevas, Gonzalez-Gallarza Morales, Fernandez Norniella and Rios Navarro shall hold their posts for a four-year term.

The aforementioned parties are type b) members of the Board of Directors according to the classification set forth in article 37 of the By-Laws.

2. To adopt a resolution that the Director Mr. Manuel Pizarro Moreno, who to date has been a member of the Board of Directors in the manner set forth in article 37 c) of the By Laws, in other words due to his holding in the Company's capital, shall henceforth be a member in accordance with that set forth in section a) of the same article, due to being professionally and permanently associated with ENDESA, S.A. as of May 14, 2002, on which date he was appointed Chairman of the Board of Directors, as informed to the General Shareholders Meeting on May 10, 2002."


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



Six. Appointment of the Accounts Auditing Firm for the Company and its Consolidated Group.


"To appoint the current external auditing firm, Deloitte & Touche Espana, S.L., as the accounts auditors for the financial year 2003 for both ENDESA, S.A. and its Consolidated Group.

To contract such company to carry out the external audit of the accounts of ENDESA, S.A. and its Consolidated Group for the financial year 2003, delegating the duty to determine the other contracting conditions to the Board of Directors in the broadest of terms."


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




Seven. Authorization for the Company and its Subsidiaries to be able to purchase treasury stock within the scope of that set forth in article 75 and the additional provision one of the Joint Stock Companies Act.


"To revoke and make the authorization for the derivative acquisition of treasury stock granted by the Ordinary General Shareholders Meeting held on May 10, 2002 null and void.

To reauthorize the derivative acquisition of treasury stock, as well as the pre-emptive subscription rights thereof, in accordance with article 75 of the Joint Stock Companies Act with the following conditions:

a) The acquisitions may be made in any of the legally permissible manners, directly by ENDESA, S.A. itself, the Companies in its group, or through an intermediary, up to the maximum amount permitted by law.

b) The acquisitions shall be carried out at a minimum price per share of their par value and a maximum price of their listed value plus 5%.

c) The term of this authorization shall be 18 months."




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



Eight. Authorization of the Board of Directors to perform, develop and rectify, as applicable, the resolutions adopted by the General Shareholders Meeting, as well as to replace the powers of attorney granted by the General Shareholders Meeting and granting authority to record such resolutions in a public document.


"1. To delegate to the Company's Board of Directors the broadest of powers of attorney to adopt any resolutions that may be necessary or convenient for the performance, development, validity and successful outcome of the resolutions of the Shareholders Meeting and, in particular, for the following actions, but not limited thereto:

(i) to clarify, specify and complete the resolutions of this General Shareholders Meeting and resolve any doubts or aspects that may arise, rectifying and making good any defects or omissions that could prevent or hinder the performance or registration of the relevant resolutions;

(ii) to sign any public and/or private documents and carry out any actions, legal business, agreements, statements or transactions that may be necessary or required in order to perform or develop the resolutions adopted by this General Shareholders Meeting; and

(iii) to in turn delegate the powers granted in the preceding paragraphs to the Executive Committee or one or several directors, who may act jointly or severally.

2. To authorize the Chairman of the Board of Directors, Mr. Manuel Pizarro Moreno, the CEO, Mr. Rafael Miranda Robredo, and the General Secretary of the Board of Directors, Mr. Salvador Montejo Velilla, so that any of them, indistinctly, may:

       (i) carry out any actions, legal business, agreements and transactions that may be appropriate in order to register the foregoing resolutions in the Companies Registry, in particular, including appearing before a Notary Public to authorize the public deeds or notary documents that may be necessary or advisable for such purpose, to publish the relevant announcements and carry out the formalities of any other public or private document that may be necessary or appropriate in order to record such resolutions, among other authority, expressly granting the power to rectify them, without altering their nature, scope or meaning; and

       (ii) appear before the competent administrative authorities, in particular the Ministries of Economics and the Treasury, as well as before any other authorities, administrations and institutions, especially the Spanish Securities and Exchange Commission, the Stock Market Management Companies and any others that may be competent with regards to the resolutions adopted, in order to carry out the procedures and actions necessary for their most complete development and validity."


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